March 31, 2021
Securities and Exchange Commission VIA EDGAR and EMAIL
Disclosure Review and Accounting Office
Attn: Alberto H. Zapata
100 “F” Street NE
Washington, D.C. 20549-8629
Re: Symetra Life Insurance Company Symetra Trek Plus
Initial Registration Statement on Form S-1 (Filing No: 333-252144)
Response to Comments
Dear Mr. Zapata:

Symetra Life Insurance Company (“Symetra Life”) received the Commission staff’s March 16, 2021 comments to the above referenced filing on Form S-1. The following are the staff’s comments in bold followed by Symetra Life’s response to those comments. This responsive letter has been filed on EDGAR for the above-referenced filing.

1.    General Comments

a.    Please confirm that all missing information, including all exhibits, will be filed in a pre-effective amendment to the registration statement.

•Symetra confirms that missing information, including exhibits, will be filed in a pre-effective amendment to the registration statement.

b.    Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any contract features or benefits, or whether the registrant or parent company will be solely responsible for any benefits or features associated with the Contract.

•Symetra clarifies that there are no guarantees or support agreements with third parties to support any contract features or benefits. The registrant will be solely responsible for any benefits or features associated with the Contract.

c.    Significant market events have occurred as a result of the COVID-19 pandemic. Please consider whether the Company’s disclosures, including market risk disclosures, should be revised based on how these events are affecting the markets of the index that the company is using to calculate the Company’s obligations under the Contract. Further, given that the Company’s obligations under the Contract are subject to the financial strength and claims-paying ability of the Company, please consider whether this disclosure should be revised based on how these events could affect the company’s financial strength and claims-paying ability. If the Company believes that no additional disclosure is warranted, please explain supplementally why not.

Alberto H. Zapata
Securities and Exchange Commission
March 31, 2021

•Symetra has added the following (or similar) language in the “Index Risk” section:

The impact of the COVD-19 pandemic has negatively affected the global economy and the economies of individual countries as well as the market in general. The pandemic’s future impact is currently unknown. Any such impact could adversely affect the performance of the securities that comprise the Indexes and may lead to losses on your investment in the Indexed Accounts. The duration of the COVID-19 outbreak and its effects cannot be determined with certainty.
In addition, in the section titled, “Risks Related to our Business and Industry” Symetra provides disclosure relating to the COVID-19 pandemic under the bolded statement “The ongoing COVID-19 pandemic and the resulting economic impacts have adversely affected and may continue to adversely affect our business, results of operations, financial conditions and liquidity.”

2.    Facing Sheet

Please add the Subject to Completion legend per Item 501(b)(10) of Reg S-K.

•The Subject to Completion legend has been added to the facing sheet as requested.

3.    Cover Pages

a.    The registrant states that transfers between the Indexed Accounts, or between the Indexed Accounts and the Fixed Account, are effected only at the end of an Interest Term unless the Return Lock feature has been exercised. Please provide further disclosure on the cover page concerning how the Return Lock feature affects transfers and withdrawals.

•Symetra has add the following (or similar) language in the Cover Page section regarding the Return Lock feature:

Transfers between the Indexed Accounts, or between the Indexed Accounts and the Fixed Account, are effected only at the end of an Interest Term. If the Return Lock feature has been exercised, you are permitted to transfer any locked-in Indexed Account Value at the end of the Interest Term Year. Withdrawals may be effected at any time prior to annuitization, regardless of whether the Return Lock feature has been exercised, although withdrawals may be subject to a Surrender Charge.

Please note that transfers and withdrawals are described in detail later in the prospectus.

b.    The definition of Indexed Interest Trigger Rate includes the fact that if the Index Return exceeds the Indexed Interest Trigger Rate percentage, an investor’s Adjusted Index Return will equal the lower Trigger Rate percentage. Please add such disclosure to the cover page.

•Symetra has added the following (or similar) disclosure to the Cover Page section:

Alberto H. Zapata
Securities and Exchange Commission
March 31, 2021

You should be aware that with an Indexed Account with the Indexed Interest Trigger Rate upside potential feature, if the Index Return exceeds the Indexed Interest Trigger Rate percentage, your Adjusted Index Return is set to equal the lower Indexed Interest Trigger rate percentage. In this instance, you risk losing the opportunity to realize the higher Index Return.

c.    The cover page includes a reference to the section of the prospectus covering disclosure of the risks of the contract. Please add disclosure to this bolded paragraph highlighting the heightened risks related to the “Protection Zone” feature of the indexed annuity.

•Symetra has added the following disclosure to the Cover Page section. Please note that the term “Indexed Interest Protection Zone” is now called the “Indexed Interest Barrier” in response to Comment 6b, below.

You should be aware that an Indexed Account with the Indexed Interest Barrier downside potential element, under certain circumstances, provides no downside protection. You risk losing 100% of any Contract Value allocated to an Indexed Account with an Indexed Interest Barrier.

d.    Set forth on the inside front cover page of the prospectus or, where permitted, on the outside back cover page, the information required by Item 502 of Regulation S-K regarding dealer prospectus delivery obligations.

•The information required by Item 502 of Regulation S-K regarding dealer prospectus delivery obligations has been added.

4.    Defined Terms

a.    Indexed Interest Protection Zone. Please put the last sentence of this definition in bold for emphasis.

•This sentence now appears in bold typeface.

b.    Separate Account. Please provide more context in this definition about how Symetra Separate Account RINA relates to the Contract being offered in this prospectus.
•Symetra has added language to the definition of Separate Account. The definition now reads as:

Any reference to the Separate Account in this prospectus includes both Symetra Separate Account RINA and Symetra Separate Account RITX, unless otherwise noted. If your Contract was issued in a state other than Alaska, Texas or Washington, any assets allocated to the Indexed Accounts are allocated to Symetra Separate Account RINA, which we established under the laws of Iowa. Assets in Separate Account RINA are part of Symetra’s General Account and are chargeable with the claims of any of our contract owners as well as our creditors and are subject to the liabilities arising from any of our other business. If your Contract was issued in Alaska, Texas or Washington, any assets allocated to the Indexed Accounts are allocated to Symetra Separate Account RITX,

Alberto H. Zapata
Securities and Exchange Commission
March 31, 2021

which we established under the laws of Iowa. Assets in Symetra Separate Account RITX are not part of Symetra’s General Account and are not subject to our creditors. Neither Symetra Separate Account RINA nor Symetra Separate Account RITX are registered under the Investment Company Act of 1940, as amended.

5.    Summary (p. 11)

a.    Provide more discussion in the summary explaining the differences between Symetra Separate Account RINA and Symetra Separate Account RITX and how they relate to the Contract. Clarify for investors under which securities laws these separate accounts are registered with the Commission, if at all.

•Symetra has added language to this discussion in the summary. The section now reads as:

What is the separate account? Assets allocated to the Indexed Accounts of the Contracts are placed in one of two separate accounts. For Contracts issued in states other than Texas, Alaska or Washington this separate account is Symetra Separate Account RINA, an unregistered, non-unitized, and non-insulated separate account. Symetra Separate Account RINA is not registered under the Investment Company Act of 1940, as amended. All of the assets of this separate account are chargeable with the claims of any of our contract owners as well as our creditors and are subject to the liabilities arising from any of our other business. For Contracts issued in Texas, Alaska, and Washington, all assets that you allocate to the Indexed Accounts are placed in Symetra Separate Account RITX, an unregistered, non-unitized, insulated separate account. This separate account is not registered under the Investment Company Act of 1940, as amended, and is only available for persons purchasing a Contract in certain states. Unlike Symetra Separate Account RINA, the assets in Symetra Separate Account RITX equal to the reserves and other contract liabilities are insulated from the claims of our creditors.

b.    How do the Crediting Methods for the Indexed Accounts work? The registrant states that each Crediting Method takes into account some combination of the following six elements to calculate the Adjusted Index Return; however, seven elements are subsequently listed. Please reconcile.

•Symetra has revised the sentence to indicate seven elements.

c.    Please emphasize in bold typeface the second to last sentence of the seventh bullet of the multi-step process bullets concerning the negative Index Return exceeding -15%.

•This sentence now appears in bold typeface.

d.    How do withdrawals affect my Fixed Account Value and Indexed Account Values? Please disclose the fact that early withdrawals can result in a loss of principal even if the index performance has been positive due to adjustments and charges that are imposed when amounts are withdrawn either before the end of a surrender charge period or at the end of an index term.

Alberto H. Zapata
Securities and Exchange Commission
March 31, 2021

•Symetra has added the following disclosure to the Summary section:

Overall, withdrawals may result in a loss of principal due to adjustments and charges that may be imposed even if Index performance has been positive.

6.    Indexed Interest Protection Zone (p. 32)

a.    Please reorder and redraft the introductory paragraph to this section so that the third and second to last sentences emphasizing the heightened risk of this feature are the lead sentences of the paragraph.

•Symetra has reordered and redrafted the introductory paragraph to the section as requested. Please note that “Indexed Interest Protection Zone” is now called “Indexed Interest Barrier” as requested, below, in Comment 6b. The paragraph now reads as:

Indexed Interest Barrier. For this downside protection element, you should note that you are potentially subject to 100% of any negative Indexed Return. Unlike the Indexed Interest Buffer, any negative Index Return that exceeds the Indexed Interest Barrier percentage is reflected in its entirety in the Adjusted Index Return. The Indexed Interest Barrier represents the maximum negative Index Return that will not result in a negative Adjusted Index Return for a given Indexed Account. In other words, the Indexed Interest Barrier represents the amount of negative Index Return that may occur before you are credited with negative Indexed Interest. The Indexed Interest Barrier percentage will not change for the life of your Contract.

b.    Given the heightened risks of the feature, the name Indexed Interest Protection Zone for the buffer associated with this feature is misleading. Please rename the feature without using a term such as protection which connotes safety and mitigation of losses.

•Symetra has replaced the name “Indexed Interest Protection Zone” throughout the prospectus with the name “Indexed Interest Barrier.”

c.    For clarity, please put the last sentence of the bolded paragraph prior to the Return Lock section – concerning portions of Contract Value not allocated to a Crediting Method - into a separate paragraph.

•This sentence now appears as a separate paragraph.

7.    Return Lock Feature (p. 33)

a.    Please put the second sentence of the first bullet concerning the Return Lock feature in bold typeface.

•This sentence now appears in bold typeface.

b.    Please move the text associated with the eighth bullet under important considerations related to the Return Lock feature so that it appears as the first bullet in the list.

Alberto H. Zapata
Securities and Exchange Commission
March 31, 2021

•The eighth bullet under important considerations related to the Return Lock feature now appears as the first bullet in the list.

8.    Information on Symetra Life Insurance Company

Please include the information required by Item 11 of Form S-1 including information covering executive compensation and management discussion and analysis. If any such information is not to be included, provide an explanation in response to this comment detailing why such information need not be provided.

•Information required by Item 11 of Form S-1 including information about executive compensation and management discussion and analysis will be included in our next pre-effective amendment.

9.    Incorporation by Reference

Please confirm that the registrant does not intend to incorporate information by reference. If so, please provide the disclosure required under Item 12 of Form S-1.

•The registrant does not intend to incorporate information by reference.

10.    Exhibits

Please create hyperlinks for all exhibits included Part II of the registration statement in accord with rule 411 under the Securities Act.

•These hyperlinks have been created for the exhibits included in Part II of the registration statement.

Please contact me at 515-471-8159 or at Darlene.chandler@symetra.com.to discuss this response at your earliest convenience. Thank you in advance for your assistance in this matter.
Sincerely,

/s/ Darlene K. Chandler
Darlene K. Chandler
Senior Vice President and Associate General Counsel
Symetra Life Insurance Company
Darlene.chandler@symetra.com
(515) 471-8159 Phone

cc:     Jacqueline M. Veneziani, General Counsel, Symetra Life Insurance Company
Dodie Kent, Eversheds Sutherland (US) LLP